UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Focus Media Holding Limited

File No. 5-81465 - CF# 24724

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Jason Nanchun Jiang and JJ Media Investment Holding Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D filed on February 5, 2010, as amended on September 10, 2010, relating to their beneficial ownership of ordinary shares of Focus Media Holding Limited.

Based on representations by Jason Nanchun Jiang and JJ Media Investment Holding Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2	through September 9, 2020
Exhibit 99.3	through September 9, 2020
Exhibit 99.8	through September 9, 2020
Exhibit 99.9	through September 9, 2020
Exhibit 99.14	through September 9, 2020
Exhibit 99.15	through September 9, 2020
Exhibit 99.17	through September 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions